

June 2, 2011

Sergiu Pojoga
President, Treasurer and Secretary
Mericol, Inc.
5795 Ave. Decelles
Suite 511
Montreal, QC H3S24
Canada

> **Re: Mericol, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 6, 2011**
> **File No. 333-173972**

Dear Mr. Pojoga:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Forepart of Registration Statement, page 2

Calculation of Registration Fee, page 2

1. Please revise to remove the reference to Rule 457(f)(2) or advise.

Outside Front Cover Page of Prospectus, page 3

2. Please include your anticipated net proceeds from the offering on a per share and aggregate basis. Refer to Item 501(b)(3) of Regulation S-K.

3. Please reconcile your statement on pages 3 and 6 that the offering may terminate on "the date when Mericol, Inc. decides to do so" with your statement on pages 3 and 6 that the shares of common stock will be offered for a period of 180 days from the effective date unless extended by your board of directors for an additional 90 days."

4. Please revise the last paragraph to clarify that you do not have any intention of returning any proceeds to investors, regardless of how much money is raised in this offering or advise.

5. Please revise to state that there is no public trading market for your shares of common stock. In addition, please revise to disclose that you intend to have a market maker apply for admission to quotation of your securities on the Over-the-Counter Bulletin Board after effectiveness but that there is no guarantee that you will find a market maker or that your common stock will ever be quoted on the Over-the-Counter Bulletin Board or advise.

Prospectus Summary, page 5

6. Please revise the introductory paragraph to this section to remove the reference to the summary not being complete.

7. Please revise to clarify whether the "rapid prototyping services" you intend to offer include services beyond the 3D printing described in the first paragraph of this section.

8. Please provide support for you statement that three-dimensional printing technologies are "more affordable and easier to use than other additive manufacturing technologies" or state this as a belief here and on page 26.

9. We note your disclosure on page 8 that you will need additional financing to complete your business plan and that you do not have any arrangements for additional financing. Please revise to disclose here or advise. In addition, please disclose that there is no guarantee that you will be able to obtain additional financing.

10. Please revise to disclose that your only employee is your sole director and officer and that he intends to devote approximately 15 hours per week to your business.

The Offering, page 6

11. It appears from your disclosure that the net proceeds of the offering is $60,000, rather than $52,000. Please revise or advise.

Risk Factors, page 8

12. Please add risk factors that discuss the risk of failing to have adequate internal controls because the sole employee occupies all corporate positions and the risks caused by the current economic condition and how this may affect your ability to obtain financing. Alternatively, explain why such risk factors are not necessary.

We are solely dependent upon the funds to be raised in this offering to start our business, page 8

13. Please revise to reconcile your disclosure here and in the third risk factor that you "may" need additional funds to complete your business plan with your disclosure in the second risk factor that you "will need to obtain additional financing in order to complete your business plan." In addition, please revise to disclose the cost of the offering and an estimate of the amount of money needed to accomplish your business plan.

14. We note your disclosure that you need the proceeds of this offering "to begin negotiating with customers in North America." Please revise to clarify here and throughout that you intend to market your product in Canada or advise.

Because Mr. Pojoga, page 9

15. In this risk factor, please revise to state the country where Mr. Pojoga resides.

Because company's headquarters, page 10

16. Similarly, in this risk factor, please name where your company headquarters are located.

We face strong competition from larger and well established companies, page 11

17. Please revise the second sentence to clarify that you do not currently offer any services.

We will incur ongoing costs and expenses for SEC reporting and compliance, page 14

18. Please revise to provide an estimate of the costs of being a reporting company.

Use of Proceeds, page 15

19. Please revise to remove the words "as anticipated" in the last sentence in the first paragraph of this section. In addition, please revise to clarify that there is no guarantee that you will raise any funds in this offering.

20. Please also provide a breakdown of the Use of Proceeds if 25% or 75% of the offering is raised.

Plan of Distribution; Terms of Offering, page 18

21. Please revise to disclose that Mr. Pojoga will restrict his participation in the offering of your securities to any one or more of the activities listed in Rule 3a4-1(a)(4)(iii) of the Exchange Act.

22. Please revise to remove the last sentence in the third paragraph of this section as your offering is going to be sold at a fixed price of $.01.

Offering Period and Expiration Date, page 19

23. Please reconcile (ii) in this section to correspond with the description of the length of the offering period in the first sentence of this section.

Management's Discussion and Analysis or Plan of Operation, page 20

24. Please revise the third sentence in the second paragraph of this section to clarify that your oral agreement with Mr. Pojoga regarding a loan only pertains to the registration process of this offering or advise.

25. Please revise to clarify what you mean by "provide funds for growth strategy." In addition, please reconcile your disclosure in the fourth paragraph of this section that suggests that you may have sufficient funds to implement your business plan if you sell 100% of the shares in this offering with your disclosure in the second paragraph of this section that states that, in order to achieve your business plan goals, you will need the funding from this offering and substantial additional funding and your statement on page 24 that "[t]o meet a small part of [your] need for cash [you] are attempting to raise money from this offering."

Plan of Operation, page 21

26. Please balance the disclosure here, with the disclosure on the previous page under "Management's Discussion," that in order to achieve your business plan goals, you will need substantial funding in addition to the funding from this offering or advise.

27. Please revise to disclose your monthly "burn rate."

28. We note that the estimated costs set forth under this heading appear to correlate to your use of net proceeds assuming only half of the shares are sold. Please revise to clarify how your plan of operations and associated costs would change in the event you sell all of the shares offered.

29. Please revise your timeline to include a discussion of your purchase of software.

30. In regards to the time frame of the third to fifth months, please provide more detail regarding what you mean by the "necessary equipment to begin operations." What does this equipment entail?

Complete Our Public Offering, page 21

31. Please revise to disclose here that your board of directors may decide to extend the offer for an additional 90 days.

Commence Marketing Campaign, page 22

32. Please revise to clarify how you intend to reward clients who refer new clients to you.

33. Refer to the second to last paragraph on page 23. Please revise to balance the disclosure to indicate that there is no guarantee that you will be in full operation and selling your products and there is no guarantee that you will be able to raise funds through this offering.

Liquidity and Capital Resources, page 24

34. We note your disclosure on page 25 that Mr. Pojoga has indicated that he may be willing to provide funds required to maintain the reporting status in the form of a non-secured loan for the next twelve months if no other proceeds are obtained. Please revise to clarify here that there is no guarantee that he will provide such a loan.

Business, page 26

Products, page 26

35. Please significantly revise this section by defining or removing industry jargon such as "(.STL)", "ABS thermoplastic models," "CAD data," "CNC controlled extruder-head," "CO2 lasers" and "concept modeling." Your revisions should focus on describing your proposed business in a way that allows an average investor who is not in your industry to understand your plan of operation through to the point of revenue generation. In addition, please either provide support for the subjective statements in this section, such as "lower accuracy" and "high quality" or state as a belief.

Marketing Our Product, page 28

36. Please revise your disclosure on page 28 by removing the words "by showing its advantages over three-dimensional printing services offered by other companies" as you have not begun creating models.

37. We note your disclosure on page 28 that you intend to market your product in Canada. Please advise as to whether you intend to market your product in a particular region of Canada. To the extent that that you intend to market your product in a particular region

of Canada, please disclose. In this regard, we note your disclosure on page 29 that your "principal method of competition will be through personal contact with potential clients."

Revenues, page 29

38. We note your disclosure on page 29 that materials "are usually priced per cubic inch and vary from USD$3.75 for White Strong and Flexible to USD$50.00 for sterling silver." Please revise to clarify whether this is the amount you intend to charge your customers and if this amount includes the "mark-up of 30-40%." In addition, please revise your disclosure on page 29 to clarify what you mean by your disclosure that "no additional capital will be required to achieve those levels of sale."

Agreement, page 30

39. We note your disclosure regarding the material terms of your agreement. Please revise to disclose the amount of funds you will need to raise in this offering to complete the order or advise. In addition, please advise as to whether this agreement has a termination date or if it is conditioned upon the closing of the offering.

Employees; Identification of Certain Significant Employees, page 31

40. Please revise to clarify that you only intend to hire a part-time employee 10-12 months after the completion of the offering if your sell the maximum number of shares in this offering.

Government Regulation, page 32

41. Please revise to expand your disclosure in this section to discuss the effect of existing or probable governmental regulations on your intended business.

Management, page 32

Officers and Directors, page 32

Biographical Information and Background of Officers and Directors, page 32

42. Please revise to clarify what you mean by "provisioning specialist" on page 32. In addition, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

43. Please revise your disclosure on page 33 to include all of the items listed in Item 401(f) of Regulation S-K.

Descriptions of Securities, page 36

44. Please revise to remove the statements that your shares of common stock are "fully paid and non-assessable" and that the shares of common stock that are the subject of this offering, "when issued, will be fully paid for and non-assessable" as these are legal conclusions that the company is not qualified to make. Alternatively, please attribute these statements to counsel and file counsel's consent to be named in this section.

Certain Transactions, page 38

45. Please revise the second paragraph of this section to disclose that the note is due on demand by Mr. Pojoga or advise. In addition, please disclose that Mr. Pojoga is providing your office space free of charge and that you have a verbal agreement with Mr. Pojoga that, if necessary, he will loan the company funds to complete the registration process.

Exhibit Index, page 54

46. For Exhibit 10.1, please revise to provide a clearer description of the agreement, such as indicating that it is the agreement dated March 8, 2011 between your company and Licon, Corp.

47. Please revise to file the subscription agreement as an exhibit to your registration statement.

Other

48. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X.

49. Please provide a currently dated consent from the independent registered public accountant the each amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via facsimile: (949) 660-9010
       Thomas E. Stepp, Jr.
       Stepp Law Corporation